Exhibit 99.1

SPI Energy Co., Ltd. Announces Receipt of Minimum Bid Price Notice From NASDAQ

Hong Kong, June 1, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on May 25, 2017 notifying the Company that the minimum bid price per American depositary share (“ADS”), each representing ten ordinary shares of the Company, was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of the Company’s securities.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until November 21, 2017 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by November 21, 2017, the Company may transfer to the Nasdaq Capital Market where, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar day compliance period if it meets the initial listing requirements, with the exception of bid price, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com, or www.solartao.com.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com